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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

October 12, 2016

VIA EDGAR

Mr. Jay Williamson
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

RE:	Leeward Investment Trust
(File No. 811-22507)

Dear Mr. Williamson:
At your request, we are submitting this letter on behalf of our client, Leeward Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the review conducted by the Staff of the Post-Effective Amendment No. 26 to the Trust's Registration Statement containing information regarding the Ultra Short Prime Fund and Ultra Short Government Fund (each a "Fund, and together, the "Funds") with the SEC by the Trust on August 4, 2015.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.
 Comment.  With respect to both Funds, we note that the investment strategies and disclosure appear substantially similar to those of money market funds operating under Rule 2a-7 under the Investment Company Act of 1940.  Given that the Funds are not operating under Rule 2a-7, please disclose that the Funds are not money market funds and note differences between the Funds and money market funds.

Response.  The disclosure has been revised as requested to note that the Funds are not money market funds.  Further disclosure has been added to reflect the Funds' differences with money market funds, including less favorable tax treatment, floating NAV and the  ability to invest in securities with extended maturities and lower credit ratings, as well as the ability of the Funds to invest in illiquid securities.  We have attached a redline comparing the revised draft prospectus to the version previously filed. We confirm that the marked version is a complete and accurate comparison to the filed version.

Anchorage | Atlanta | Austin | Boston | Chicago | Dallas | Denver | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami
New York | Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

Mr. Jay Williamson
 Securities and Exchange Commission
October 12, 2016

2.	Comment. Please remove the reference to amortized cost in the Statement of Additional Information.
Response.  The disclosure has been revised as requested.  We have attached a redline comparing the revised draft statement of additional information to the version previously filed. We confirm that the marked version is a complete and accurate comparison to the filed version.

* * *
Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis